SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/ X /	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE OF ACT 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2002.

/ /	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transaction period from ________________ to _______________.

Commission file number: 1-08660

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN (for Non-Bargaining Unit Employees)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hudson United Bancorp 1000 MacArthur Boulevard Mahwah, New Jersey 07430

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES Hudson United Bancorp and Subsidiaries Savings and Investment Plan Years ended December 31, 2002 and 2001 with Report of Independent Auditors

Hudson United Bancorp and Subsidiaries Savings and Investment Plan Financial Statements and Supplemental Schedules Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors	1
Report of Independent Public Accountants	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedules
Schedule of Assets (Held at End of Year)	12
Schedule of Reportable Transactions	13
Signature Page	14
Exhibit Index	15

Report of Independent Auditors

To the Trust Committee of
   Hudson United Bancorp

We have audited the accompanying statement of net assets available for benefits of the Hudson United Bancorp and Subsidiaries Savings and Investment Plan (the “Plan”) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated May 2, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2002 and reportable transactions for the year then ended, is presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst &Young LLP

June 23, 2003

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan’s filing on this Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trust Committee of Hudson United Bancorp:

We have audited the accompanying statements of net assets applicable to participants’ equity of the Hudson United Bancorp Savings and Investment Plan for Non-Bargaining Unit Employees (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets applicable to participants’ equity with fund information for the year ended December 31, 2001. These financial statements and schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants’ equity of the Plan as of December 31, 2001 and 2000, and the changes in net assets applicable to participants’ equity for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets applicable to participants’ equity with fund information is presented for purposes of additional analysis rather than to present the changes in net assets applicable to participants’ equity with fund information for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
Roseland, New Jersey
May 2, 2002

Hudson United Bancorp and Subsidiaries Savings and Investment Plan Statements of Net Assets Available for Benefits
	December 31
	2002	2001

Cash	$ --	$ 129

Investments, at fair value:
Mutual funds	15,010,722	14,620,792
Common stock of Hudson United Bancorp	17,190,081	14,711,563

Participant loans receivable	1,115,916	745,472
Net assets available for benefits	$33,316,719	$30,077,956

See accompanying notes.

Hudson United Bancorp and Subsidiaries Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

	Employer Stock Fund	Intermediate Government Trust	Stock Trust	Growth Strategies Fund	Stock and Bond Trust	Short-Term Government Trust	Large Cap Growth Fund	Max Cap Fund	International Small Company Fund	Participant Loans	Total
Net assets available for benefits,
beginning of year	$ 14,711,692	$ 1,233,307	$ 2,511,411	$ 2,111,306	$ 1,400,107	$ 6,575,084	$ 257,783	$ 327,027	$ 204,767	$ 745,472	$ 30,077,956
Additions (deductions):
Contributions:
Employees	317,732	155,172	310,002	326,416	170,634	1,682,476	84,917	115,407	64,070	--	3,226,826
Employer	1,820,985	(114)	(908)	(7,438)	--	(287,502)	--	--	--	--	1,525,023
Rollovers	7,780	239	13,833	8,408	5,100	260,885	--	--	--	--	296,245
Transfers into Plan and to (from) funds	368,183	367,826	29,936	(73,187)	189,175	248,232	13,866	153,874	7,182	--	1,305,087

Net realized/unrealized appreciation (depreciation) of investments	1,907,363	129,912	(537,393)	(557,908)	(171,561)	121,666	(83,364)	(110,237)	(36,046)	--	662,432

Distributions	(1,570,166)	(268,198)	(294,800)	(230,129)	(181,685)	(883,933)	(31,197)	(70,539)	(23,821)	(115,358)	(3,669,826)
Trust administrative fees	(54,358)	(4,382)	(8,707)	(6,832)	(5,307)	(24,252)	(900)	(1,525)	(761)	--	(107,024)
Net activity relating to participant's loans	(319,130)	(27,178)	(12,456)	(11,647)	(16,207)	(88,678)	(3,217)	(4,652)	(2,637)	485,802	--

Net assets available for benefits, end of year	$ 17,190,081	$ 1,586,584	$ 2,010,918	$ 1,558,989	$ 1,390,256	$ 7,603,978	$ 237,888	$ 409,355	$ 212,754	$ 1,115,916	$ 33,316,719

See accompanying notes.

Hudson United Bankcorp and Subsidiaries Savings and Investment Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Hudson United Bancorp and Subsidiaries Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete narrative of the Plan’s provisions. During the year, the Plan’s name was changed from “Hudson United Bancorp Savings and Investment Plan for Non-Bargaining Unit Employees” to “Hudson United Bancorp and Subsidiaries Savings and Investment Plan”.

General

The Plan is a defined contribution plan covering all employees of Hudson United Bancorp (the “Company”). Full-time employees are eligible to be admitted to the Plan upon completion of 1,000 hours of service in a six-month period (twelve months for part-time employees) and the attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce company contributions for the year in which the forfeiture occurred. The benefit to which a participant is entitled is the vested account balance.

Contributions

Each year, Plan participants may make a contribution of 2% to 12% of their annual compensation, as defined. The Company contributes 75% of each employee’s contribution to a maximum of 6% of eligible annual compensation.

Upon enrollment, a participant may direct contributions in 10% increments to any of the Plan’s fund options. Participants may change their investment elections a maximum of 3 times per quarter. All employer contributions are allocated to the Employer Stock Fund.

Hudson United Bankcorp and Subsidiaries Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Under the provisions of the Plan, participating employees may elect to invest their contributions in the following nine investment funds:

Employer Stock Fund	Established to invest in the common stock
of Hudson United Bancorp.

Federated Intermediate Government	Invests in United States Government Agency
Trust	Securities that generally mature within
five years from the date of purchase.

Federated Stock Trust	Invests in a portfolio of common stocks
with an emphasis on large capitalized
companies.

Federated Growth Strategies	Invests in common stock of companies with
Fund	prospects for above average growth.

Federated Stock and Bond Trust	Invests in a balanced portfolio of high
quality common stocks, United States
Government Agency Securities and corporate
bonds rates "A" or better.

Federated Short-Term Government	Established to invest in short-term U.S.
Trust	Treasury and other securities issued or
guaranteed by the U.S. government or its
agencies.

Federated Large Cap Growth Fund	The Fund seeks capital appreciation by
investing primarily in large,
well-established companies.

Federated Max Cap Fund	The Fund seeks to achieve a total return
similar to the S&P 500 stock index.

Federated International Small	The Fund seeks long-term capital
Company Fund	appreciation by investing in equity
securities of small cap companies.

Hudson United Bankcorp and Subsidiaries Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

All participants are immediately and fully vested in all participant contributions and the assets derived from their investment. Employees become fully vested in Company contributions and the assets derived from their investment in the event of any one of the following: attainment of age 65, upon retirement due to disability, death, plan termination, or the completion of five years of service with the Company. Employer contributions vest as follows:

Up to 2 years of service	=	0% vesting
After 2 years of service	=	25% vesting
After 3 years of service	=	50% vesting
After 4 years of service	=	75% vesting
After 5 years of service	=	100% vesting

Forfeitures of nonvested Company contributions for participants are used to reduce Company matching contributions to the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the excess of the highest outstanding loan balance during the one year period prior to the current loan over the outstanding balance of loans as of the current loan date) or the greater of 50% of their vested account balance or $10,000. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate established as the prevailing prime interest rate at the time of the loan issuance. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of benefits

Pursuant to a Plan provision, upon termination of employment, employees may receive a lump sum payment equal to the value of their account unless another method of payment has been selected as provided for by the Plan. Benefit payments are distributed to participants in the Employer Stock Fund in the form of the Company’s stock or cash, at the Participant’s election.

Hudson United Bankcorp and Subsidiaries Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Merger

Effective December 31, 2001, the JeffBanks Employee Stock Ownership/401(k) Plan was merged with the Plan. The fair value of the assets transferred into the Plan on the effective date was approximately $1.3 million.

2. Summary of Significant Accounting Policies

Basis of accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

Investments are stated at their aggregate fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The market value of the participation units in the Federated funds is based on quoted market value on the last business day of the Plan year.

The change in the difference between the fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) of investments, along with gains or losses realized on the sale of investments, which are determined using a specific identification basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant loans

The participant loans are valued at their outstanding balances, which approximate fair value.

Payment of benefits

Benefits are recorded when paid.

Hudson United Bankcorp and Subsidiaries Savings and Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Operating expenses

Trust Administrative Fees of the Plan are paid out of the Plan’s assets. All other plan expenses are paid for by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments are held by Hudson United Bank (a subsidiary of the Company) and Federated Securities Corp.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at end of year are as follows:

	2002	2001

Hudson United Bancorp common stock	$17,190,081	$14,711,563
Federated Short-Term Government Trust	7,603,978	6,575,084
Federated Stock Trust	2,010,918	2,511,411
Federated Growth Strategies Fund	--	2,111,306

4. Transactions with Parties-in-Interest

At December 31, 2002 and 2001, the Plan held 552,736 and 512,598 shares of common stock, respectively, of the Company with a fair value of $17,190,081 and $14,711,563, respectively. The shares were originally acquired at a cost of $9,111,194 and $7,554,629, respectively. Dividend income from this investment was $593,766 and $514,960 for the years ended December 31, 2002 and 2001, respectively. A Party-in-Interest provides Trust Administration services to the Plan. For the year ended December 31, 2002, the related fees paid to the Company amounted to $107,024.

Hudson United Bankcorp and Subsidiaries Savings and Investment Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 3, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Employees participating in the Plan are not subject to Federal income tax on amounts contributed until such time that their participating interest in the Plan is distributed to them.

6. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

7. Subsequent Event

Effective January 1, 2003 (the “effective date”), the Plan Administrator introduced certain changes to the Plan.

As of the effective date, the employer matching contribution will follow the same investment direction as the employee contribution. Prior to January 1, 2003, the employer match was nonparticipant directed and, accordingly, was entirely invested in shares of Hudson United Bancorp. The participants could elect to transfer out of the employer stock only after becoming eligible for diversification. Effective January 1, 2003, employees can elect to transfer the employer match invested in shares of Hudson United Bancorp to other investments at will, subject to other provisions of the Plan.

Prior to the effective date, employer contribution calculations were based on employee’s total compensation for the year. Effective January 1, 2003, the basis of employer contribution was changed from employee’s total annual compensation to employee’s annual base pay. In addition, the employer matching contribution, was reduced from 75% to 50% of the employee’s contribution, with the maximum employer match remaining unchanged at 6%.

Supplemental Schedules

EIN: #22-2405746 Plan: #003 Hudson United Bancorp and Subsidiaries Savings and Investment Plan Schedule H, 4i--Schedule of Assets (Held at End of Year) December 31, 2002

Identity of Issuer	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Mutual Funds
Federated Securities Corp.	7,603,978 units of Federated Short-Term Government Trust
		$ 7,603,978	$ 7,603,978
Federated Securities Corp.	83,279 units of Federated Growth Strategies Fund
		2,483,244	1,558,989
Federated Securities Corp.	73,985 units of Federated Stock Trust	2,568,632	2,010,918
Federated Securities Corp.	88,721 units of Federated Stock and Bond Trust
		1,593,359	1,390,256
Federated Securities Corp.	135,954 units of Federated Intermediate Government Trust
		1,486,244	1,586,584
Federated Securities Corp.	38,001 units of Federated Large Cap Growth Fund
		413,491	237,888
Federated Securities Corp.	23,010 units of Federated MaxCap Fund
		560,792	409,355
Federated Securities Corp.	14,346 units of Federated International Small Company Fund
		355,439	212,754
		17,065,179	15,010,722
Common Stock
Hudson United Bancorp *	552,736 shares common stock	9,111,194	17,190,081
Participant Loans	Interest rates range from 4.25% to 10.00% and loans mature through 11/07/12
		1,115,916	1,115,916
		$27,292,289	$33,316,719

*Denotes party-in-interest.

EIN: #22-2405746
Plan: #003

Hudson United Bancorp and Subsidiaries Savings and Investment Plan

Schedule H, 4j-Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of Party Involved	Description of Asset	Number of Transactions	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

Category (iii) - Series of
transactions in excess of 5%
Hudson United Bancorp	Hudson United Bancorp Common Stock	72	$2,870,259	--	$2,876,467	$2,863,548	--
Hudson United Bancorp	Hudson United Bancorp Common Stock	92	--	$2,285,526	$1,186,885	$2,291,479	$1,098,641
(a) Reportable transactions are those purchases and sales of non-participant directed securities that, individually or in the aggregate, exceed 5% of Plan assets as of the beginning of the Plan year.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the Plan administrators have duly caused this Form 11-K to be signed on their behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2003	HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN (for Non-Bargaining Unit Employees) By: D. LYNN VAN BORKULO-NUZZO —————————————————— D. Lynn Van Borkulo-Nuzzo, on behalf of Plan Administrators

Exhibit Index

23.1	Consent of Ernst &Young LLP
23.2	Notice Regarding Arthur Anderson LLP Consent
99.1	Certification of Kenneth T. Neilson, Chairman, President and Chief Executive Officer of Hudson United Bancorp, pursuant to 18 U.S.C. Section 1350
99.2	Certification of William A. Houlihan, Executive Vice President and Chief Financial Officer of Hudson United Bancorp, pursuant to 18 U.S.C. Section 1350